SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (CUSIP Number)

Initial Public Offering – December 22, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sino Base Investment Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

189,600,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

189,600,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,600,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.7%
12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sino Super Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

189,600,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

189,600,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,600,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.7%
12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lai Shing Yip
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

189,600,000 ordinary shares
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

189,600,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,600,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.7%
12	TYPE OF REPORTING PERSON*

IN

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

ITEM 2	(a).	NAME OF PERSON FILING:

Sino Base Investment Co. Ltd. Sino Super Investment Limited Mr. Lai Shing Yip

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Sino Base Investment Co. Ltd. is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

The registered address of Sino Super Investment Limited is Flat D, 27/F, Hong Kong Garden, 6-8 Seymour Road, Hong Kong.

The address of Mr. Lai Shing Yip is Flat D, 27/F, Hong Kong Garden, 6-8 Seymour Road, Hong Kong.

ITEM 2	(c).	CITIZENSHIP:

The place of organization of Sino Base Investment Co. Ltd. is British Virgin Islands. The place of organization of Sino Super Investment Limited is Hong Kong. Mr. Lai Shing Yip is a Hong Kong citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sino Base Investment Co. Ltd.	189,600,000 ordinary shares	8.7%	189,600,000 ordinary shares	0	189,600,000 ordinary shares	0

Sino Super Investment Limited	189,600,000 ordinary shares	8.7%	189,600,000 ordinary shares	0	189,600,000 ordinary shares	0

Mr. Lai Shing Yip	189,600,000 ordinary shares	8.7%	0	189,600,000 ordinary shares	0	189,600,000 ordinary shares

Sino Base Investment Co. Ltd. is the record owner of 189,600,000 ordinary shares of the Issuer. Sino Super Investment Limited is the sole shareholder of Sino Base Investment Co. Ltd. Mr. Lai Shing Yip is the controlling shareholder of Sino Super Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Sino Super Investment Limited and Mr. Lai Shing Yip may be deemed to beneficially own all of the shares held by Sino Base Investment Co. Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

Sino Base Investment Co. Ltd.	By:	/s/ Lai Shing Yip
	Name:	Lai Shing Yip
	Title:	Director

Sino Super Investment Limited	By:	/s/ Lai Shing Yip
	Name:	Lai Shing Yip
	Title:	Director

Lai Shing Yip	/s/ Lai Shing Yip
Lai Shing Yip

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement